FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

Mexico City 06599, Mexico, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... √ ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No... √ ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX calls for Shareholders’ Meeting to approve the deregistration of its securities and their delisting from the Mexican Stock Exchange

Mexico City, April 2, 2012; Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX) announced today that it will call for an Extraordinary Shareholders’ Meeting to be held on April 25, 2012, to discuss the approval, as applicable, of the deregistration of the Company´s securities from the National Securities Registry (Registro Nacional de Valores) and the delisting from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

About TELMEX

TELMEX and its subsidiaries provide telecommunications services in Mexico. The Company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Limitation of Liability

This press release contains certain forecasts or projections, which reflect the current views or expectations of the Company and its management with respect to its performance, business and future events. The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning. Such statements are subject to certain risks, uncertainties and assumptions. Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. In no event shall the Company or any of its subsidiaries, affiliates, directors, officers, agents or employees be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2012.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. calls for Shareholders’ Meeting